Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Hydro One Inc. (the “Corporation”) 483 Bay Street, South Tower, Suite 800 Toronto, Ontario M5G 2P5

Item 2:	Date of Material Change

September 18, 2015

Item 3:	News Release

The news release with respect to the material change referred to in this report was issued through Canadian newswire services and filed on SEDAR on September 18, 2015. A copy of this news release is attached hereto as Schedule A and forms a part hereof.

Item 4:

Summary of Material Change

The Corporation announced that Hydro One Limited (collectively with Hydro One Inc., “Hydro One”), has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories in Canada, and a receipt has been issued by such regulatory authorities, in respect of the proposed secondary offering (the “offering”) of common shares of Hydro One Limited by the Province of Ontario (the “Province”). Hydro One Limited was incorporated on August 31, 2015 and is currently wholly-owned by the Province. Prior to completion of the offering, it is expected that Hydro One Limited will acquire all of the issued and outstanding shares of Hydro One Inc. from the Province.

In connection with the offering, it is expected that certain transactions will occur involving the capital structure of Hydro One and its subsidiaries that include the incurrence of approximately $800 million in additional indebtedness by Hydro One Inc., a recapitalization of Hydro One Inc.’s wholly-owned subsidiary Hydro One Networks Inc. and the payment of a cash dividend or return of capital to the Province of $1 billion. Hydro One and its subsidiaries are also expected to pay $2.6 billion of payments-in-lieu of taxes (the “departure tax”) in respect of a deemed disposition of their assets at fair market value that will occur as a result of ceasing to be exempt from regular federal and Ontario income tax once the Province owns less than 90% of its outstanding shares which is expected to occur in connection with the offering. In addition, prior to the closing of the offering it is expected the Province will make a $2.6 billion equity investment in Hydro One. Hydro One Inc. has also agreed to terminate, effective October 31, 2015, the existing indemnity from the Ontario Electricity Financial Corporation in favour of Hydro One Inc. and certain of its subsidiaries that, among other things, indemnifies those entities in respect of certain matters related to the restructuring of the former Ontario Hydro in 1999.

A copy of the preliminary prospectus for the offering is available under Hydro One Limited’s profile on SEDAR at www.sedar.com. A copy of the preliminary prospectus has also been filed for information purposes only under Hydro One Inc.’s profile on SEDAR at www.sedar.com. Certain of Hydro One Inc.’s historical disclosure has been updated and is presented in the preliminary prospectus of Hydro One Limited and the preliminary prospectus also contains a description of other potential impacts to Hydro One Inc. and its subsidiaries as a result of the offering. Hydro One Inc. may be considered to be a promoter of Hydro One Limited for purposes of applicable Canadian securities laws.

Item 5:	Full Description of Material Change

Please see the press release attached as Schedule A.

The Corporation announced that Hydro One Limited has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories in Canada, and a receipt has been issued by such regulatory authorities, in respect of the proposed secondary offering of common shares of Hydro One Limited by the Province. Hydro One Limited was incorporated on August 31, 2015 and is currently wholly-owned by the Province. Prior to completion of the offering, it is expected that Hydro One Limited will acquire all of the issued and outstanding shares of Hydro One Inc. from the Province.

In connection with the offering, it is expected that certain transactions will occur involving the capital structure of Hydro One and its subsidiaries. Specifically, it is expected that Hydro One Inc. will borrow an additional amount of approximately $800 million to: (i) together with other transactions, recapitalize its wholly-owned subsidiary Hydro One Networks Inc. to reset its capital structure for regulatory purposes to 60% debt and 40% equity and (ii) pay a cash dividend or return of capital to the Province of $1 billion. The $800 million in additional borrowing is expected to come from either Hydro One Inc.’s existing $1.5 billion revolving credit facility, a proposed new Hydro One Inc. $800 million revolving term credit facility or issuances of commercial paper from a proposed upsized Hydro One Inc. $1.5 billion commercial paper program. Hydro One and its subsidiaries are also expected to pay the approximately $2.6 billion departure tax (in respect of a deemed disposition of their assets at fair market value that will occur as a result of ceasing to be exempt from regular federal and Ontario income tax once the Province owns less than 90% of its outstanding shares which is expected to occur in connection with the offering). In addition, prior to the closing of the offering it is expected the Province will make a $2.6 billion equity investment in Hydro One. Hydro One Inc. has also agreed to terminate, effective October 31, 2015, the existing indemnity from the Ontario Electricity Financial Corporation in favour of Hydro One Inc. and certain of its subsidiaries that, among other things, indemnifies those entities in respect of certain matters related to the restructuring of the former Ontario Hydro in 1999.

A copy of the preliminary prospectus for the offering is available under Hydro One Limited’s profile on SEDAR at www.sedar.com. A copy of the preliminary prospectus has also been filed for information purposes only under Hydro One Inc.’s profile on SEDAR at www.sedar.com. Certain of Hydro One Inc.’s historical disclosure has been updated and is presented in the preliminary prospectus of Hydro One Limited and the preliminary prospectus also contains a description of other potential impacts to Hydro One Inc. and its subsidiaries as a result of the offering. Hydro One Inc. may be considered to be a promoter of Hydro One Limited for purposes of applicable Canadian securities laws.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information please contact: Joseph Agostino General Counsel Tel: (416) 345-6301

Item 9:	Date of Report

September 18, 2015

SCHEDULE A

See press release of Hydro One Inc. dated September 18, 2015 attached hereto.